SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No. _____)*


                      Special Value Continuation Fund, LLC
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
             -------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
             -------------------------------------------------------
                                 (CUSIP Number)

                                 August 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  N/A                                         Page 2 of 11 pages
--------------------------                       -------------------------------

--------------------------------------------------------------------------------

    1.   NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Unitrin, Inc.
         95-4255452
--------------------------------------------------------------------------------

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             [ ]  (a)
                                                                       [ ]  (b)
--------------------------------------------------------------------------------

    3.   SEC USE ONLY
--------------------------------------------------------------------------------

    4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

                               5.   SOLE VOTING POWER
                                    -0-
         NUMBER OF         -----------------------------------------------------
          SHARES
       BENEFICIALLY            6.   SHARED VOTING POWER(1)
         OWNED BY                   56,421.07859
           EACH            -----------------------------------------------------
         REPORTING
          PERSON               7.   SOLE DISPOSITIVE POWER
           WITH:                     -0-
                           -----------------------------------------------------

                               8.   SHARED DISPOSITIVE POWER
                                    56,421.07859
--------------------------------------------------------------------------------

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         56,421.07859
--------------------------------------------------------------------------------

    10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
--------------------------------------------------------------------------------

    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         13.47%
--------------------------------------------------------------------------------

    12.  TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------


----------------------------
(1) The investment decisions for the Common Shares held by the Unitrin, Inc. Master Retirement Trust are made by an Investment Committee comprised of directors of Unitrin, Inc. and therefore Unitrin, Inc. could be considered a beneficial owner of such Common Shares. Unitrin, Inc. disclaims beneficial ownership of such Common Shares.

CUSIP No.  N/A                                         Page 3 of 11 pages
--------------------------                       -------------------------------

--------------------------------------------------------------------------------

    1.   NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Trinity Universal Insurance Company
         75-0620550
--------------------------------------------------------------------------------

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             [ ]  (a)
                                                                       [ ]  (b)
--------------------------------------------------------------------------------

    3.   SEC USE ONLY
--------------------------------------------------------------------------------

    4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
--------------------------------------------------------------------------------

                               5.   SOLE VOTING POWER
                                    -0-
         NUMBER OF         -----------------------------------------------------
          SHARES
       BENEFICIALLY            6.   SHARED VOTING POWER(1)
         OWNED BY                   19,747.37757
           EACH            -----------------------------------------------------
         REPORTING
          PERSON               7.   SOLE DISPOSITIVE POWER
           WITH:                     -0-
                           -----------------------------------------------------

                               8.   SHARED DISPOSITIVE POWER
                                    19,747.37757
--------------------------------------------------------------------------------

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,747.37757
--------------------------------------------------------------------------------

    10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                           [x]
--------------------------------------------------------------------------------

    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.71%
--------------------------------------------------------------------------------

    12.  TYPE OF REPORTING PERSON*
         IC, CO
--------------------------------------------------------------------------------

CUSIP No.  N/A                                         Page 4 of 11 pages
--------------------------                       -------------------------------

--------------------------------------------------------------------------------

    1.   NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         United Insurance Company of America
         36-1896670
--------------------------------------------------------------------------------

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             [ ]  (a)
                                                                       [ ]  (b)
--------------------------------------------------------------------------------

    3.   SEC USE ONLY
--------------------------------------------------------------------------------

    4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
--------------------------------------------------------------------------------

                               5.   SOLE VOTING POWER
                                    -0-
         NUMBER OF         -----------------------------------------------------
          SHARES
       BENEFICIALLY            6.   SHARED VOTING POWER(1)
         OWNED BY                   19,747.37757
           EACH            -----------------------------------------------------
         REPORTING
          PERSON               7.   SOLE DISPOSITIVE POWER
           WITH:                     -0-
                           -----------------------------------------------------

                               8.   SHARED DISPOSITIVE POWER
                                    19,747.37757
--------------------------------------------------------------------------------

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,747.37757
--------------------------------------------------------------------------------

    10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                           [x]
--------------------------------------------------------------------------------

    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.71%
--------------------------------------------------------------------------------

    12.  TYPE OF REPORTING PERSON*
         IC, CO
--------------------------------------------------------------------------------

CUSIP No.  N/A                                         Page 5 of 11 pages
--------------------------                       -------------------------------

--------------------------------------------------------------------------------

    1.   NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Unitrin, Inc. Master Retirement Trust
         None
--------------------------------------------------------------------------------

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             [ ]  (a)
                                                                       [ ]  (b)
--------------------------------------------------------------------------------

    3.   SEC USE ONLY
--------------------------------------------------------------------------------

    4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         N/A
--------------------------------------------------------------------------------

                               5.   SOLE VOTING POWER
                                    -0-
         NUMBER OF         -----------------------------------------------------
          SHARES
       BENEFICIALLY            6.   SHARED VOTING POWER(1)
         OWNED BY                   16,926.32345
           EACH            -----------------------------------------------------
         REPORTING
          PERSON               7.   SOLE DISPOSITIVE POWER
           WITH:                     -0-
                           -----------------------------------------------------

                               8.   SHARED DISPOSITIVE POWER
                                    16,926.32345
--------------------------------------------------------------------------------

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         16,926.32345
--------------------------------------------------------------------------------

    10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                           [x]
--------------------------------------------------------------------------------

    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.04%
--------------------------------------------------------------------------------

    12.  TYPE OF REPORTING PERSON*
         EP
--------------------------------------------------------------------------------

                                                              Page 7 of 11 pages
                                   ---------------------------------------------

Item 1(a).  Name of Issuer:

         Special Value Continuation Fund, LLC

Item 1(b).  Address of Issuer's Principal Executive Offices:

         c/o Tennenbaum Capital Partners, LLC
         2951 28th Street, Suite 1000
         Santa Monica, California 90405

Item 2(a).  Name of Person Filing:

         (i)   Unitrin, Inc. ("Unitrin")
         (ii)  Trinity Universal Insurance Company ("Trinity")
         (ii)  United Insurance Company of America ("United")
         (iii) Unitrin, Inc. Master Retirement Trust ("Unitrin Trust")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         The address of the principal business office of Unitrin, United and the Unitrin Trust is:
         One East Wacker Drive
         Chicago, Illinois 60601

         The address of the principal business office of Trinity is:
         12790 Merit Drive
         Dallas, Texas 75251

Item 2(c).  Citizenship:

         See Item 4 of each cover page. The Unitrin Trust is governed by the Employee Retirement Income Security Act of 1974, as amended.

Item 2(d).  Title of Class of Securities:

         Common Shares of Issuer

Item 2(e).  CUSIP Number:

         Not applicable.

                                                              Page 7 of 11 pages
                                   ---------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check Whether the Person Filing is a:

         (a)      [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act.

         (b)      [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      [x] Insurance company as defined in section 3(a)(19) of the
                      Exchange Act.

         (d)      [ ] Investment company registered under Section 8 of the
                      Investment Company Act.

         (e)      [ ] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

         (f)      [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      [x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)      [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a) Amount beneficially owned: See Item 9 of cover pages. The investment decisions for the Common Shares held by the Unitrin Trust are made by an Investment Committee comprised of directors of Unitrin and therefore Unitrin could be considered a beneficial owner of such Common Shares. Unitrin, Inc. disclaims beneficial ownership of such Common Shares. Each of Trinity, United and the Unitrin Trust disclaim beneficial ownership of Common Shares held by each of the other entities.

         (b)      Percent of class: See Item 11 of cover pages.

                                                              Page 8 of 11 pages
                                   ---------------------------------------------

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: See
                           Item 5 of cover pages.

                  (ii) Shared power to vote or to direct the vote: See Item 6 of cover pages. The investment decisions for the Common Shares held by the Unitrin Trust are made by an Investment Committee comprised of directors of Unitrin and therefore Unitrin could be considered a beneficial owner of such Common Shares. Unitrin, Inc. disclaims beneficial ownership of such Common Shares. Each of Trinity, United and the Unitrin Trust disclaim beneficial ownership of Common Shares held by each of the other entities.

                  (iii)    Sole power to dispose or direct the disposition of:
                           See Item 7 of cover pages.

                  (iv)     Shared power to dispose or direct the disposition of:
                           See Item 8 of cover pages. The investment decisions for the Common Shares held by the Unitrin Trust are made by an Investment Committee comprised of directors of Unitrin and therefore Unitrin could be considered a beneficial owner of such Common Shares. Unitrin, Inc. disclaims beneficial ownership of such Common Shares. Each of Trinity, United and the Unitrin Trust disclaim beneficial ownership of Common Shares held by each of the other entities.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         The subsidiaries of Unitrin that acquired the Common Shares are Trinity and United. The Unitrin Trust is not a subsidiary of Unitrin.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

                                                              Page 9 of 11 pages
                                   ---------------------------------------------


Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 11 pages
                                   ---------------------------------------------




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                September 11, 2006
                                          ---------------------------
                                                     Date


                                     UNITRIN, INC.


                                     By: /s/ Eric J. Draut
                                         ---------------------------------------
                                     Name:  Eric J. Draut
                                     Title: Executive Vice President and
                                            Chief Financial Officer


                                     TRINITY UNIVERSAL INSURANCE COMPANY


                                     By: /s/ Eric J. Draut
                                         ---------------------------------------
                                     Name:  Eric J. Draut
                                     Title: Assistant Vice President and
                                            Assistant Treasurer


                                     UNITED INSURANCE COMPANY OF AMERICA


                                     By: /s/ Eric J. Draut
                                         ---------------------------------------
                                     Name:  Eric J. Draut
                                     Title: Assistant Vice President and
                                            Assistant Treasurer


                                     UNITRIN, INC. MASTER RETIREMENT TRUST


                                     By: /s/ Richard C. Vie
                                         ---------------------------------------
                                     Name:  Richard C. Vie
                                     Title: Member, Unitrin, Inc. Master
                                            Retirement Trust Investment
                                            Committee

                                                             Page 11 of 11 pages
                                   ---------------------------------------------


                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Special Value Continuation Fund, LLC is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                                                September 11, 2006
                                          ---------------------------
                                                     Date


                                     UNITRIN, INC.


                                     By: /s/ Eric J. Draut
                                         ---------------------------------------
                                     Name:  Eric J. Draut
                                     Title: Executive Vice President and
                                            Chief Financial Officer


                                     TRINITY UNIVERSAL INSURANCE COMPANY


                                     By: /s/ Eric J. Draut
                                         ---------------------------------------
                                     Name:  Eric J. Draut
                                     Title: Assistant Vice President and
                                            Assistant Treasurer


                                     UNITED INSURANCE COMPANY OF AMERICA


                                     By: /s/ Eric J. Draut
                                         ---------------------------------------
                                     Name:  Eric J. Draut
                                     Title: Assistant Vice President and
                                            Assistant Treasurer


                                     UNITRIN, INC. MASTER RETIREMENT TRUST


                                     By: /s/ Richard C. Vie
                                         ---------------------------------------
                                     Name:  Richard C. Vie
                                     Title: Member, Unitrin, Inc. Master
                                            Retirement Trust Investment
                                            Committee